UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☒ **Form C/A: Amendment to Offering Statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer:	BlockFrame, Inc.
Legal status of issuer:	

	Form:	Corporation
	Jurisdiction of Incorporation/Organization:	Colorado
	Date of organization:	April 24, 2017

Reason for amendment:	Incorporate 2024 audited financial statements of the Company
Physical address of issuer:	990 Point of the Pines Dr., Colorado Springs, CO 80919
Website of issuer:	https://www.blockframetech.com
Current Number of Employees:	7
Is there a Co-Issuer:	No
Name of intermediary through which the offering will be conducted:	Mundial Financial Group, LLC
CIK number of the intermediary:	0001455325
SEC file number of intermediary:	008-68154
CRD number, if applicable, of intermediary:	149531

Current number of employees:	None

Total Assets:	Most recent fiscal year-end:	$104,694	Prior fiscal year-end:	$87,826
Cash & Cash Equivalents:	Most recent fiscal year-end:	$46,458	Prior fiscal year-end:	$77,438
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	$52,849	Prior fiscal year-end:	$54,320
Long-term Debt:	Most recent fiscal year-end:	$772,100	Prior fiscal year-end:	$497,100
Revenues/Sales:	Most recent fiscal year-end:	$97,797	Prior fiscal year-end:	$102,742
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	$13,831	Prior fiscal year-end:	$38,251
Net Income:	Most recent fiscal year-end:	-$229,303	Prior fiscal year-end:	-$172,916

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code
X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC

X	Alaska	AK	X	Nebraska	NE	X	American Samoa	B5
X	Arizona	AZ	X	Nevada	NV	X	Guam	GU
X	Arkansas	AR	X	New Hampshire	NH	X	Puerto Rico	PR
X	California	CA	X	New Jersey	NJ	X	Northern Mariana Island	1V
X	Colorado	CO	X	New Mexico	NM	X	Virgin Islands	VI
X	Connecticut	CT	X	New York	NY			
X	Wyoming	DE	X	North Carolina	NC	X	Alberta	A0
X	Florida	FL	X	North Dakota	ND	X	British Columbia	A1
X	Georgia	GA	X	Ohio	OH	X	Manitoba	A2
X	Hawaii	HI	X	Oklahoma	OK	X	New Brunswick	A3
X	Idaho	ID	X	Oregon	OR	X	Newfoundland	A4
X	Illinois	IL	X	Pennsylvania	PA	X	Nova Scotia	A5
X	Indiana	IN	X	Rhode Island	RI	X	Ontario	A6
X	Iowa	IA	X	South Carolina	SC	X	Prince Edward Island	A7
X	Kansas	KS	X	South Dakota	SD		Quebec	A8
X	Kentucky	KY	X	Tennessee	TN		Saskatchewan	A9
X	Louisiana	LA	X	Texas	TX		Yukon	B0
X	Maine	ME	X	Utah	UT		Canada (Federal Level)	Z4
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

 BlockFrame, Inc.
(Issuer)

 /s/ Christopher Gorog, CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated and the undersigned I, Christopher Gorog, Subhash Paluru, Kent Lambert, and Rida Chan certify that the audited financial statements of BlockFrame, Inc. attached hereto as Exhibit B are true and complete in all material respects.

 /s/ Christopher Gorog
(Signature)

 Director, CEO, Principal Executive Officer
(Title)

 May 23, 2025
(Date)

 /s/ Subhash Paluru

(Signature)

CFO, Principal Accounting and Financial Officer,
Director
(Title)

May 23, 2025
(Date)

/s/ Kent Lambert
(Signature)

COO, Director
(Title)

May 23, 2025
(Date)

/s/ Rida Chan
(Signature)

Director, VP of Business Development
(Title)

May 23, 2025
(Date)

/s William Ransom
(Signature)

Director, Chief Product Officer
(Title)

May 23, 2025
(Date)

\

EXHIBIT A TO FORM C – OFFERING STATEMENT

BLOCKFRAME, INC.
Target Offering Amount of $25,000
Maximum Offering Amount of $5,000,000

BlockFrame, Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 ("**Target Offering Amount**"), and up to a maximum of $5,000,000 ("**Maximum Offering Amount**") of shares of Class B common stock of the Company (the "**Securities**" or "**Shares**"), at a price of $5.00 per Share (this "**Offering**"). The minimum investment for each investor is $1,000, unless waived by the company on a case-by-case basis. We must raise an amount equal to or greater than the Target Offering Amount by November 1, 2025 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

The Offering is being made through Mundial Financial Group, LLC (the "**Intermediary**"). All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up until 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is May 23, 2025.

TABLE OF CONTENTS

[Remainder of page intentionally left blank]

ABOUT THIS FORM C

You should rely only on the information contained in this Form C, including its exhibits. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, including its exhibits, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and its exhibits are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

BlockFrame, Inc. was formed in Colorado on April 24, 2017. BlockFrame® addresses primary limiting problems with the security of physical and virtual assets. We have products that focus on critical energy infrastructure enabling the ability to trust the massive numbers of edge IIoT devices, dissimilar systems, and third-party applications and devices. We have spent up until the last year since formation as an R&D focused company taking the time to develop and submit for IP protection for the primary components which make this possible. In the last year seven patents have been issued and one patent has been Allowed, with more in pending status in all major regions of the world. See the section entitled "Intellectual Property" below for more details. Not only are potential markets large, but the technology has been widely vetted and supported with funding from the Office of Naval Research, the University of Colorado, Colorado State University, the American Council on Education, twice by IEEE PES committees, and with volunteer support community.

Capital Structure

The Company is authorized to issue 26,000,000 shares of Class A common stock and 74,000,000 shares of Class B common stock. As of the date of this Offering Statement, the Company had issued 26,000,000 shares of Class A common stock, and 24,005,000 shares of Class B common stock. 5,000 of the Class B common stock issued have been issued through this offering. Following this offering, we will have approximately 26,000,000 shares of Class A common stock outstanding and 25,000,000 shares of Class B common stock outstanding, assuming all offered Shares are sold. Class A common stock is non-dilutable. Class B common stock is dilutable. Upon the close of the offering, the Company may increase the number of authorized Class A common stock to issue additional shares of Class A common stock to prevent dilution of the Class A shareholders pursuant to the bylaws of the Company.

Dividends

The Company has not paid dividends in the past two years and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Transfer Restrictions

Securities purchased pursuant to Regulation CF may not be resold for one year, unless to (i) an immediate family member, (ii) the Company, (iii) an accredited investor, or (iv) through an IPO. Further, as our Shares are not registered under the Securities Act, transfers of our Shares may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Shares and none is likely to develop in the future. However, if investors do wish to sell their Shares, they are subject to a right of first refusal granted to the Company and then existing shareholders.

The Offering

We are offering a minimum of $25,000, and a maximum of $5,000,000 in Shares of Class B common stock of the Company at a price of $5.00 per Share. The minimum investment for each investor is $1,000 unless waived by the Company on a case-by-case basis. If the Target Offering Amount has not been raised by the Offering Deadline of November 1, 2025, this Offering will be terminated and investor funds will be returned without interest or deduction.

Shares are being offered on a "best efforts" basis.

In order to purchase the Securities, each investor must represent and warrant that the investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .1,000 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or

B.   the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of the investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position and Offices Held	Term of Office
Christopher Gorog	Director, Chief Executive Officer	April 2017- Present
Kent Lambert	Director, Chief Operating Officer	June 2019- Present
Rida Chan	Director, VP of Business Development	December 2020 - Present
Subhash Paluru	Director, Fractional Chief Financial Officer	February 2024 - Present
Anthony David Scott	Chief Marketing Officer	August 2024- Present
William Ransom	Director, Chief Product Officer	June 2022- Present (CPO) March 2025 – Present (Director)

Christopher Gorog is the founder of the Company and has served as Chief Executive Officer and a director since April 2017. Mr. Gorog has been involved in professional projects including being the principal investigator for University of Colorado, Colorado Springs Applied Blockchain Research Program; Co-PI for Military secure supply chain research program in partnership with Colorado State University Sponsored by Lockheed Martin Space; EEE Blockchain for Transactive Energy Demonstration BCTE grant, engaged IEEE, University of Colorado, State of Colorado OIT, National Laboratories, and Industry partners; IEEE Digital Privacy Initiative, global effort funded for three years by the IEEE Future Direction Committee to further the development of a community supporting Digital Privacy; and more.

He has also engaged in teaching and curriculum development including Cybersecurity Engineering Curriculum 10 weeks encompassing supply chain security, secure software development, cyber physical security, distribution of trust, and data lifecycle management; certification courses for Philos Marketplace three tier training program with operator, administrator, and developer training courses and certification exams; development of Colorado Technical University Cyber Security program and Budget for F.Y. 2018 and F.Y. 2019. Including support for next-generation cyber lab and online training platforms; revision of Bachelor of Science in Cyber Security Degree program for market needs to include the development of new curriculum for, Blockchain, Threat Intelligence, Big Data Analytics, Blockchain, Cyber-Physical Systems, and Social Engineering; and others.

Mr. Gorog's education includes a B.S in computer engineering, a M.B.A. in business administration, and a M.S.C.S. in computer systems security, all from the Colorado Technical University. He also received a Ph.D. from the University of Colorado at Colorado Springs.

His appointments include but are not limited to the following:

- Chair IEEE Digital Privacy Initiative Since 2021
- Chair IEEE Blockchain Committee on Privacy and Security Since 2018
- Chairman of Board of Directors for BlockFrame Inc. Since 2017
- Vice President - International Alliance of Trust Chains (I.A.T.C.) Since 2020
- Board member Colorado Springs Cybersecurity Roundtable 2019
- Co-Founder of Blockchain Development Community Since 2018
- State of Colorado S.M.E. for Blockchain - Technical author for SB18-806

- Advisor for Cyber Institute of National Cybersecurity Center 2016 – 2018

Kent Lambert is a director and has served as the Chief Operating Officer since June 2019. He is also acting president of International Alliance of Trust Chains, Inc. since 2020 and has been on the board of directors of PhilosBDL, Inc. since 2020 as well. Mr. Lambert served as a Colorado State Senator from 2011-2019 and as a Colorado State Representative from 2007-2011. He was involved in sponsoring key cybersecurity-related legislation including:

- Prime Sponsor, Senate Bill SB18-086, Cyber Coding Cryptology for State Records. Funded cybersecurity program for the Colorado Chief Information Security Office and higher education cybersecurity programs.

- Prime Sponsor, House Bill HB16-1453, Colorado Cybersecurity Initiative. Established the Colorado Governor's cybersecurity governance structure and the National Cybersecurity Center.

- Prime Sponsor, House Bill HB18-1128, Protections for Consumer Data Privacy, to specify victim notification requirements following data breaches.

- Prime Sponsor, Senate Bill SB13-246, Criminal Discovery Task Force. The first statewide legislation for the use and management of electronic judicial discovery and evidence records in the nation.

Mr. Lambert is also a retired Colonel in the U.S. Air Force. His education includes a B.S. degree in military history from the United States Air Force Academy, a M.A. degree in international relations from the University of Southern California, a M.S. degree in strategic and tactical sciences from the Air Force Institute of Technology, and he is a current student at Colorado State University earning a D.Eng.S.E. Doctor of Engineering in Systems Engineering.

Rida Chan has served as a director and vice president of business development since December of 2020. Since September of 2017 she has acted as a real-time systems security and compliance advisor for Exelon. She provides subject matter expertise for NERC CIP v5 audit preparation for Exelon Generation Company and Commonwealth Edison. She is responsible for coordinating evidence generation to meet the standards for logging & monitoring, baseline configurations management and malicious code prevention. She refines and extends the Security Event Monitoring capabilities to enable client to more efficiently respond to shifting threats, focus on critical business processes and achieve regulatory compliance. Prior to that, Ms. Chan worked for Deloitte & Touche, LLC as an advisory senior consultant which included, but was not limited to working on the following projects: Southern California Edison as an internal audit lead; L Brands as an information security advisor; Exelon as an IT implementation manager, cyber security lead, and audit preparation lead; and Toronto Hydro as a cybersecurity advisor. Ms. Chan's education includes a B.A. degree in economics from the University of California, Berkeley; a M.S. degree in industrial engineering from California Polytechnic State University; and J, Eng. Logistics & Supply Chain Management from the Massachusetts Institute of Technology.

Subhash Paluru is a director and has served as a fractional Chief Financial Officer since February 2024. Subhash has been working in the capacity as a trusted senior power utility advisor for the Company's technologies including providing industry trends and insight into power operations, transmission and generation infrastructure physical and cybersecurity, and providing knowledge of industrial networks in the energy industry and the effects of reliance and penetration of technology in critical infrastructure. Subhash has also been the chief executive officer of Freedom Motors, Inc since July of 2018. Freedom Motors is a world renowned patented rotary engine designer, developer, and manufacturer. Freedom Motors has successfully acquired rotary engine technologies (IP and physical assets) from Onboard Marine Corporation (OMC), General Motors Corporation (GMC) and Infinite Engine Company (IEC) and further developed this technology, resulting in as many as 50 US and International Patents. With the ongoing research, Freedom Motors anticipates another 8 patents to be sought within the next year. These engines are used in several systems including but not limited to Personal Air Vehicle (PAV), Unmanned Aerial Vehicle (UAV), Microgrid, Biogas Generation system, Gensets, Blackstart system, Electric Vehicle (EV) Range Extender (RE), and many more. Subhash's education includes a B.S. degree in electronics, a M.S. degree in physics, and a PhD. in physics all from Osmania University (India), a post graduate diploma in computer application from the National Center for Computing Techniques (India), and post-doctoral work in collaboration with Dr. Patrick Phelan at Arizona State University regarding research in IEEE transactions in applied superconductivity.

Anthony David Scott has been serving as the Chief Marketing Officer since August of 2024. He is an experienced marking executive with a proven track record of driving growth and brand visibility for technology driven organizations. Mr. Scott is adept at blending technical expertise with creative marketing strategies to position business for sustained

market leadership. He has extensive background in cybersecurity, technology innovation, and thought leadership. Prior to his position at the Company, Mr. Scott worked as a global security operations lead for Accenture Federal Services from November 2018 – August 2024 where he led marketing initiatives for their AI and cybersecurity divisions, focusing on thought leadership and cloud security. He also managed a global team responsible for the security operations and marketing of AI and cloud products, serving over 130 clients and generating $1.2 billion in revenue. David's education includes a B.S. degree in mathematics from Morehouse College, a M.S. degree in electrical engineering from Georgia Institute of Technology, and a M.B.A. from Columbia University.

William Ransom has served as Chief Development Officer since June 2022, and a director of the Company since March 2025. He is experienced in leading product strategy, development and management. Mr. Ranson has a proven track record of driving product innovation, enhancing user experience, taking a security first approach and a proven ability to manage high stress situations, while maintaining a high attention to detail. Adept at building and leading high performing teams, fostering cross functional collaboration, and aligning product initiatives with business goals. Prior to becoming the Company's Chief Development Officer, Mr. Ransom was a lead software developer for the Company from November 2019 to present. He currently leads a team of 5-10 developers in the design, development, and deployment of a variety of front and backend projects. His education includes an EMT-Paramedic Certificate and a B.S. degree in information technology specializing in software programming from Colorado Technical University.

Officer/Director Compensation

Our officers and directors may receive a salary for their services by resolution of our board of directors. Currently, our directors are not compensated. Our officers currently receive the following compensation:

Officer/Director Salary Compensation

Name	Position	Amount
Christopher Gorog	CEO/CTO	$115,000
Subhash Paluru	Fractional CFO	$55,000
Anthony David Scott	Fractional CMO	$55,000
Kent Lambert	Fractional COO	$45,000
William Ranson	CPO	$95,000

In addition, our officers are receiving the following common stock as compensation for their services:

Officer Common Stock Compensation

Name	Amount
Christopher Gorog	17,740,026 Class A; 17,503,906 Class B
Rida Chan	1,100,000 Class A; 2,221,880 Class B
Subhash Paluru	265,000 Class A; 245,000 Class B
Anthony David Scott	2,500 Class A; 2,500 Class B
Kent Lambert	5,300,000 Class A; 2,421,880 Class B
William Ransom	1,460,000 Class A; 1,050,000 Class B

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Colorado law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

As of the date of this Offering Statement, GPC4M Living Trust dated December 7, 2023 with Christopher P. Gorog as trustee holds more than 20% of the Company's voting securities (approximately 68%), calculated on the basis of voting

power. The trust currently holds 17,740,026 shares of Class A common stock and 17,503,906 shares of Class B common stock.

**BUSINESS**

The Company

BlockFrame® is a Colorado based small business incorporated in 2017 as a C-Corp which is currently 100% owned and operated by contributors. BlockFrame® has been internally funded by motivated ownership, and R&D funding from State and federal grants. They have offices in Colorado Springs, CO, Pueblo, CO and Sacramento, CA but operate a mostly remote work force from developer home offices..

The issuer has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Business

BlockFrame® addresses primary limiting problems with the security of physical and virtual assets. We have products that focus on critical energy infrastructure enabling the ability to trust the massive numbers of edge IIoT devices, dissimilar systems, and third-party applications and devices. We have spent up until the last year since formation as an R&D focused company taking the time to develop and submit for IP protection for the primary components which make this possible. In the last year seven patents have been issued and one patent has been Allowed, and more are in pending status in all major regions of the world. This provides an exceptional path to commercialization as we engage investors in an initial stock offering. Not only are potential markets exceptionally large, but the technology has been widely vetted and supported with funding from the Office of Naval Research, the University of Colorado, Colorado State University, the American Council on Education, twice by IEEE PES committees, and with volunteer support community.

We are looking to fund our ramp-up capability and for the standing up of production services which will be utilized globally by the engaged clients. Nonprofits which support the international governance have been established at University of Colorado in partnership with International Alliance of Trust Chains. These will be matched at Pacific Northwest National Labs making Colorado the first of multiple hub locations to be leveraged as volume anticipates reaching levels to support the entire internet of users and all critical infrastructure physical devices. BlockFrame® capabilities have gained worldwide recognition as the Institute of Electric and Electronic Engineers (IEEE) has engaged the company's founder as the Global Chair for Digital Privacy and is attempting to expand BlockFrame®-based technologies for global use to protect individual privacy. We consider the expansion and marketability of BlockFrame® products to be inevitable, but an infusion of capital to accelerate growth will realize greater and more rapid economic expansion into multiple industries in Colorado and globally.

We have also fully designed our first internal BlockFrame consumer products in the education space, moving to high volume manufacturing with clients in education through sales of COTS products.

Product Offerings

The following is a description of the Company's current product offerings and their status:

Philos™

Since the popularization of Blockchain, the technology has floundered in attempts for mass adoption due to the economic limitations experienced in attempts for large scale applications. Widely diverse supply chains, large scale industrial or consumer IoT products, and complex distributed business services models that are the most in need of distributed trust also require high volumes of transactions. However early platforms did not have the ability to scale to such volumes.

The primary intent of the Philos™ is to change the alignment of the incentive structure to support the needs for business usage instead of feeding a global lottery. This is done by implementing a Synchronous Trust Consensus Model™ (STCM™) where incentive tokens are not achieved by a computationally intensive proof algorithms, instead using a participation-based time-release structure. The STCM™ Phyli™ incentive tokens are released to the participant for

contributing virtual time applied to supporting the needs of business use cases. This change to incentivizing virtual participation "Time" instead of CPU high utilization removes the need for expensive equipment and high energy usage. The STCM™ does not disillusion miners but provides a profitable democratized business model for conversion of current mining operation to support the new paradigm. Shifting to STCM™ has the potential for a significant reduction in global energy waste, and at the same time aligns individual participants efforts directly to support companies' growth by providing more democratized storage ledgers. The incentive tokens will be sold to customers pursuant to a service contract for the monthly volume they will use at set prices.

Adoption of Philos™ distributed leger enables continuous growth thus providing a sustainable ecosystem across the CyberSphere™ Academic research has shown that the Philos™ platform is able to scale indefinitely with sublinear growth of overhead which is unmatched by any competition. Democratized storge of transactions for large scale business use cases is possible for the first time with this product. Phyli™ tokens are affordable, consistently priced, and available as a utility token to reduce challenges of speculation experienced by many early blockchains. Support for multiple programs, industries, and use cases, are enabled concurrently with the Philos™ platform which was initially introduced to support for multiple state programs designed for the protection of citizens records. Philos™ is a first of a kind third generation distributed ledger designed to be sustainable and cost effective.

Philos™ is currently in Alpha Release for peer ledgers, Beta Release for Dashboard, and Pre-Alpha REL5 for the Consortium services and governing services. Minimum viable product is anticipated in Q3 – Q4 2025. Originally, the Company anticipated a release in Q1- Q2 of 2025 but has been moved due to delay onboarding a customer and due to focus being diverted to finishing international patents in Macau (CN). Governing services utilize the sixteen servers at UCCS COS – minimum viable product expected Q4 of 2025 -Q1 2026.

CyberSphere™

CyberSphere™ is a BlockFrame® service that provides linking to systems, data or users to verify the trusted status of any of the three to each other, on-demand, or in the case of pre-defined parameters, in scheduled operations. The services also include the ability to uniquely package data, keep confidentiality with individualized encryption, authenticate participants of any interaction, verify and provide receipt of delivery, or check that the data is complete and authentic.

This service is available for service providers that need to send content to many end systems, verify a single user or system delivery was made, or post content publicly with end user restrictions. The post digital transformation age where everyone performs only virtual activities, and the only verification of those or method to protect valuable operations is to package, maintain security, verify who is given access.

Some of the service and capabilities offered by CyberSphere™ web services include:

- Audit of verify configuration of any CyberDome™ component
- On demand security credential re-setting or periodic routine augmentation
- Consumption as a service and pre-sales and redemption for each web service use
- Distribution of software updates and patches
- Individualized file collection from deployed products, or mobile application
- Individualized file delivery to any deployed product, of mobile application
- Transaction or deployed system event logging
- Deployed system real time self-checking and configuration auditing
- Analytics or reporting of risk related to deployed systems
- Analytics or reporting of document delivery, creation, and usage
- Remote Authentication and Identification of users

Some of the features offered through CyberSphere™ include:

- Register Any data on Distributed Ledger as immutable CyberSphere™ data

- Zero-knowledge proof verification of remote system.
- Cyber defense in depth zero-trust between any two deployed systems.
- Secure software and patching services.
- Signing data with Proof of Originating proving the creating system.
- Local product synchronization to web services.
- Local network peer-to-peer operations or synchronization of deployed systems.
- Ala carte purchases of services from competing vendors.
- Direct edge node Peer-to-peer Economic operations.
- Trusted document receipt and verification.
- Smart contract operational features.
- Logging immutable operations, Proof of Origin, or critical events.
- Zero-trust verification for first engagement of unknown edger nodes.
- Zero-knowledge proofs for identity or internal configuration verifications.
- Multi-Factor Authentication and Identification.
- Edge system self-checking, configuration for proof of integrity.

CyberSphere™ is supported by the IUR producing EliteSecure™ data services to customers enabling various CyberDome™ customers to coordinate trusted transitions between the different CyberDome™. Timeline for complete release is dependent on IUR and will be post Q2 2026.

CyberDome™

CyberDome™ is a protected ecosystem of securely interacting products and services. The CyberDome™ could consist of a family of products deployed to individual users or a geographically stational grouping of products and services supporting a located service area. A CyberDome™ is implemented through the Eco-Secure Provisioning™ service which is vendor, network, and location agnostic. Clients create a CyberDome, leveraging BlockFrame IUR™ service to set up requirements and credentials for secure interaction of each of their selected features. Registration criteria establish interaction uniformity with our CyberDome™ customer specific standardized security artifacts, defining their CyberDome uniquely from other. The CyberDome™ owner specific artifacts are how participating service providers, content creation, and end system or user credentials are locked to the CyberDome™ and enforced to comply with the CyberDome™ owners established parameters.

CyberDome™ is implemented using the IUR minimum viable product and the Eco-Secure™ provisioning. The first customer is set to go live with Philos™ ledgers minimum viable product set for Q1-Q2 2025.

EliteSecure™

BlockFrame® EliteSecure™ provides customers to enter the public spotlight with confidence knowing that they are not the target of falsified data attacks. With so many of our jobs and work creating only digital results it is increasingly more costly when the results of our efforts are taken or misused by others. A year's work effort can be shared widely rendering no reward to the creator of the digital product. Movies have been stolen in digital copy and published before they were even publicly released. Writers spent painstaking efforts just to have their content compromised and exploited. Influencers work for years to build a reputation which are imitated by copycats who defame an image that took so long to build. Experts are quoted wrongly, and credit taken by anyone who decides to plagiarize their work. Politicians find themselves targets of deep fakes which create a false representation of their intent or messages.

The capabilities offered by EliteSecure™ provide the ability to turn the tide by ensuring authentic and valuable digital products remain in tack, and the customer controls the usage of their content. Whether they are interested in ensuring their reputation online, being able control their influential media posts, verify press releases, prove fulfillment of contractual obligations, or just protect their digital products, EliteSecure™ is the answer. EliteSecure™ is the pivotal product for the post digital transformation age. Combined with Philos™ customers can protect, track and verify data lineage to combat

misinformation and create the basis of the next generation of trusted user crated or AI generated digital work. EliteSecure™ services for sale will be post minimum viable product currently set Q3 – Q4 2025.

EcoSecure™

EcoSecure™ provides the service software and design-in trusted agent components which enable the protected delivery of security credential to deployed systems, IoT devices, or applications. It features:

- Secure document delivery
- File collection from IoT
- Peer-to-peer transactions
- Smart contract features
- Software updates
- Prepaid consumption as a service
- Transaction and event logging
- Device-to-device Zero Trust
- Multi-factor authentication

EcoSecure™ is set for minimum viable product release with Philos™ platform servers in Q3 – Q4 2025. Originally, the Company anticipated a release in Q1- Q2 of 2025 but has been moved due to delay onboarding a customer and due to focus being diverted to finishing international patents in Macau (CN).

AttestedAI™

Let's talk about AI. AI is amazing, powerful, changing the game, and everywhere. It's shaping decisions about your health, your money, your future. But here's the truth: AI is only as smart as the data it's trained on, and most of the time, you have no idea where that data came from. You're putting your trust into a black box, hoping for the best. That's dangerous.

With Blockframe, we're revolutionizing the game in a beautiful way. We're not only getting rid of the pirates stealing your personal information, but we also make sure the data AI is using is legit, verified, and, here's the real magic—it's safe. We're building with quantum-secure algorithms, so when the rest of the world's AI results are generated on misinformation, Your AttestedAI™ is accurate and reliable.

BlockFrame® AttestedAI™ will be our pipeline AI offering which will have all of its algorithms trained using only verified accurate EliteSecure™ attested data from EcoSecure™ Systems. This current roadmap service is sure to be of value once the growth of Philos™, EliteSecure™ content and service are in wide scale operations. We are currently seeking leading clients to drive the expansion of this product. Set a meeting to discuss taking the lead in your industry with your application for AttestedAI™ today.

No current development work has been completed yet for AttestedAI™ (concept and design in progress). Anticipated service availability is in Q2 2027.

ESP™

ESP™ is a series of IoT products for use in various industries enabling special purpose applications where physical sensors collected data from direct physical operations or user inputs. Reference designs and API interface services enable fast prototyping and immediate integration with the entire CyberSphere™ Family of services. Features include:

- Secure document delivery
- File collection from IoT
- Peer-to-peer transactions

- Smart contract features
- Software updates
- Prepaid consumption as a service
- Transaction and event logging
- Device-to-device Zero Trust
- Multi-factor authentication

These products are at 60% demonstratable to gain potential lead customers. Anticipated customer engagement for production versions in Q1 – Q3 of 2025 with complete product release Q4 2025 – Q1 2026.

Market Opportunity

The Company will focus integrating its products into various markets, including but not limited to Trust, Privacy, and Security; Cyber Security, and Supply Chain Security. The products can be used in many industrial verticals including Trust, Privacy, & Security. The Company initially plans to focus on Military Supply Chain Trust, Privacy, & Security, Energy/Utility Trust, Privacy, & Security, Education Trust, Privacy, & Security, and Healthcare Trust, Privacy, & Security.

We are poised for adoption as the Department of Energy DOE has engaged BlockFrame to produce a prototype working with National Labs for a zero-trust system used for system identity verification and data attestation for energy vendors, utilities and service providers. We are enthusiastic that this will lead to our products incorporation into nearly every end system on the energy grid in the United States, as the DOE is highly motivated to implement a holistic solution for security, data management, and ecommerce to reduce security risks and to enable renewable energy markets. This is especially valuable for Colorado with our primary partner United Power Inc possibly being the showcase of this capability and the initial rollout to scale in the country.

We also are engaged with Colorado State University and Lockheed Martin for secure military supply chain applications which will track operations, workflow, digital supply chain, and physical equipment seamlessly into a verifiable operation. This service portion of BlockFrame® offerings is poised to revolutionize the entire mission for protection of our nation's critical national security assets. The connections to military in Colorado and our reach with ownership of one of the largest outreach platforms for cybersecurity the New Cyber Frontier media platform provide a conduit for success in utilizing the state funding for a great return on jobs and economic growth for the State.

Other target markets include:

1) the State of Colorado, for credential tracking for teachers, with transferability to functions in other state departments.

2) the IEEE, with an initial industry demonstration application to support transactive energy;

3) prime contractor the Bit Bazaar which is subcontracted to the Saudia Electric Company where we currently consult on security analysis and evaluation; and

4) education organizations where we will provide our first consumer application to Randa Systems, Digital Promise, ETS, the Utah Board of Education, and several participating universities.

5) We support client engagement for energy markets, with customers United Power Inc. Southern California Edison, PNNL, NREL and for the Department of Energy office of electricity. The internal prototype which is in progress is anticipated to result in potential inclusion of our security framework into every critical infrastructure system on the grid.

6) Potential future applications and customers include Medical Equipment Partners in IEEE Blockchain Medical and Electronic Medical Records Organization where partners are currently evaluating our products.

Intellectual Property

Patent status:

Title	Jurisdiction	Issue Date	Patent No.
Synchronous Trust Consensus Using a Distributed Ledger	USPTO	2/22/2024	11,928,222
Cryptographic Trust Enabled Devices of Cybersecurity Systems	USPTO	7/23/2024	12,045,355
Provisioning Service Provider For Enabling Cryptographic Enabled Trust Devices	USPTO	4/2/2024	11,947,681
Cybersecurity Management Framework for Supply Chain	USPTO	12/26/2023	11,853,438
Singapore Synchronous Trust Consensus Using a Distributed Ledger	Singapore	10/17/2024	11202302462X
Singapore Cybersecurity Management Framework for Supply Chain	Singapore	4/29/2024	11202302464T
Singapore Providing Cryptographically Secure Post-Secrets-Provisioning Services	Singapore	1/28/2025	10202401066R
China Synchronous Trust Consensus Using a Distributed Ledger	China	10/25/2024	CN116670701B
China Cybersecurity Management Framework for Supply Chain	China	10/11/2024	CN116601912B
Macao (CN) Synchronous Trust Consensus Using a Distributed Ledger	Macao (CN)	3/11/2025	J009124
Macao (CN) Cybersecurity Management Framework for Supply Chain	Macao (CN)	3/11/2025	J009104

The following patents have been submitted but not yet issued to the Company:

Title	Jurisdiction	Filing Date	Application Number	Status
EP Application for L0002	EU	5/2/2023	21876465.2	Pending
IN Application for L0002	India	5/1/2023	202347031017	Pending
SG Application for L0004	Singapore	3/28/2025	10202500525W	Pending
US Continuation Application for L0010	USPTO	10/27/2023	18/496,113	Continued
EP Application for L0010	EU	5/2/2023	21876474.4	Pending
IN Application for L0010	India	5/1/2023	202347030999	Pending

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities, including those relating to data collection, privacy, and government security. The Company will also be subject to laws and regulations related to artificial intelligence and blockchain. Regulation in these areas are ever evolving and new regulations could provide compliance difficulties for the Company. These laws and regulations are subject to change.

Regulatory Inquiries

Not applicable.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not

passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2023 and 2024 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters,

or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The Company is developing in-house products. The timeline for developing in-house products to mitigate dependency on partner solutions can often stretch beyond initial projections, leading to operational and strategic risks.

Internal delays may stem from unforeseen technical challenges, resource constraints, or shifting priorities within the development team. A prolonged timeline can leave the Company reliant on partner products for longer periods, potentially exposing it to vulnerabilities like pricing changes, discontinued support, or compatibility issues with third-party technology. These delays can also impact the Company's competitive edge, as the longer the in-house product takes to develop, the greater the chance that market trends or customer expectations will evolve, reducing the value or relevance of the final product.

The Company is subject to risk of timing issues between integrated circuit ("IC") chip development and shifting market demands.

The long development cycle of ICs means that any delays can result in a product that no longer aligns with current technology standards or consumer expectations. A chip optimized for market needs at the beginning of development may lag behind competitors' offerings by the time it is ready, leading to decreased demand or a missed opportunity to capitalize on industry trends. Additionally, unexpected advancements in competitor technologies or sudden shifts in market demands—like a transition to different processing standards or an increased focus on sustainability—could render the new IC obsolete or less attractive, forcing companies to pivot or absorb losses.

Slower-than-expected adoption and engagement within the Company's ecosystem that supports our products could prove problematic.

Our products rely on the broader ecosystem of developers, partners, and customers to drive engagement, create complementary services, and build long-term loyalty. If the ecosystem's growth lags behind projections, it can hinder our products' perceived value and slow revenue generation. This risk is amplified if a product requires a critical mass of users or partners to be effective, as slow engagement can deter future adopters and create a negative feedback loop. Such delays may necessitate additional marketing, incentives, or support to stimulate ecosystem growth, leading to unplanned expenses and a more extended return on investment timeline.

The Company may find that it will need to adapt its product development to meet the evolving needs of lead customers, which can significantly extend timelines.

If key customers shift focus or request product modifications to fit alternate use cases, the development team may need to revise specifications, integrate new features, or conduct additional rounds of testing. These changes can disrupt the development schedule, consuming more resources and delaying the product launch. While catering to lead customers can strengthen relationships and provide valuable feedback, it also poses a risk of feature creep and misalignment with the broader market if the product becomes overly tailored to specific use cases. This may reduce the product's general appeal and limit its scalability in the long run.

Timeline pushes and unexpected shifts in project direction can introduce uncertainty and disrupt our business plan.

Development delays are often driven by technical hurdles, shifting market dynamics, or strategic decisions to pivot based on new insights, leading to stretched resources and potential budget overruns. These extensions can also disrupt time-to-market strategies, allowing competitors to gain an advantage or causing the company to miss optimal launch windows. Furthermore, unanticipated redirections can lead to fragmented development efforts, confusion within teams, and reduced focus on initial objectives. Failure to maintain flexibility in our planning processes may lead to missed project timelines and could lead to failed communication channels where stakeholder expectations are not managed effectively.

The Company may be subject to integration risks if incorporating a new product into existing and new applications takes longer than anticipated.

Delays in integration can restrict the product's usability and limit market penetration, reducing the expected return on investment and delaying revenue streams. Lengthy integration timelines can also strain relationships with customers and partners, who may depend on timely product availability to meet their operational needs or support their own development timelines. Additionally, extended integration periods may necessitate more extensive resources for ongoing support, compatibility testing, and troubleshooting, increasing overall costs. This can put the company at a competitive disadvantage if competitors with more seamless integration capabilities can deploy their solutions faster, capturing market share and building loyalty while the integration process lags behind.

The need for comprehensive protection of our technology and intellectual property (IP) presents inherent risks, especially when it relies on a broad ecosystem of partners.

Relying on external partners for collaboration and support can expose the Company to vulnerabilities related to IP theft, misuse, or inadvertent disclosure. If partners do not maintain stringent security protocols or fail to adhere to agreed-upon IP protections, it can compromise the integrity of proprietary technologies and undermine competitive advantages. Moreover, navigating the complexities of partner agreements and ensuring compliance can be resource-intensive and time-consuming, leading to potential conflicts and delays in product development.

High lead times to market for products using our framework introduces risk to the Company.

Products developed using our technology framework often face high lead times to market, which can significantly impact competitiveness and revenue generation. Extended timelines may result from various factors, including the complexity of the integration process, extensive testing requirements, or regulatory approvals that delay deployment. The longer it takes to bring a product to market, the greater the risk that market conditions will change, rendering the offering less relevant or even obsolete by the time it becomes available. Additionally, high lead times can frustrate potential customers and partners, leading them to seek alternative solutions from competitors who can deliver faster.

The Company risks losing positive control of technology direction with expansion or growth.

As the Company expands or grows, there is a significant risk of losing positive control over the technology direction. Rapid growth often necessitates scaling operations, which can dilute focus and create challenges in aligning technology strategy with business objectives. If decision-making becomes decentralized or if different teams pursue divergent technology paths, it may lead to inconsistencies, misalignment, and inefficiencies. This lack of cohesion can hinder innovation and compromise the company's ability to maintain a competitive edge. Additionally, conflicting priorities among various departments can divert resources and attention away from core technology initiatives.

The Company faces risk of disjointed and unfocused direction of technology buildout.

A disjointed and unfocused direction in technology buildout poses significant risks to an organization, as it can lead to wasted resources, missed opportunities, and diminished market competitiveness. When teams lack a unified vision or clear priorities, efforts can become fragmented, resulting in overlapping projects or incomplete initiatives. This misalignment may also hinder the development of comprehensive solutions that leverage the full potential of the technology framework. Furthermore, an unfocused approach can dilute brand identity and confuse customers regarding the company's core offerings and value propositions.

The risk of shifts in primary focus necessitating rapid changes across all aspects of the business is a critical challenge that can disrupt operations and strategic planning and could affect the Company.

Changes in market conditions, customer demands, or technological advancements may require the Company to pivot quickly, which can strain resources and affect morale. Rapid changes can lead to confusion among employees, misalignment of priorities, and potential resistance to new initiatives, impacting productivity and overall effectiveness. Moreover, the need to rapidly adapt can result in poorly executed transitions, where critical aspects of the business—such as product development, marketing strategies, or customer engagement—are not adequately addressed. If the Company fails to cultivate an agile organizational culture that embraces change, fosters open communication, and encourages innovative thinking, it may be unable to navigate these shifts effectively.

The failure of our products to operate properly could negatively impact our ability to operate successfully.

In the world of security, technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected environmental factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become steppingstones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We will also continue to experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The Company intends to be the first mover in its market space which brings additional risk to the Company.

The Company believes it is the first company to address trust, digital privacy, and cyber security by the use of environmentally friendly mining less BlockChain with unlimited scalability. There are risks associated with the implementation of unicorn technology. Two potential risks are the pace of innovation and the potential for instability. The Company will be operating in an emerging technology sector, where rapid change and fierce competition are the norms. This can lead to frequent updates, abrupt changes in service, or even the discontinuation of products. Customers relying on these technologies for critical operations may face compatibility issues, unexpected costs, or service interruptions. Additionally, because unicorns are often focused on scaling quickly, we may lack mature internal processes, robust cybersecurity measures, or comprehensive customer support, which could lead to operational vulnerabilities and reduced reliability. Furthermore, many unicorns prioritize rapid growth over profitability, often operating at a loss to capture market share. This growth-first strategy can lead to inflated valuations that do not accurately reflect the company's financial health or long-term prospects. If our business model fails to achieve profitability, we could face cash flow issues, require frequent rounds of funding, or collapse altogether, leaving customers, partners, and investors exposed to financial risks.

Using blockframe (or blockchain) technology for security products introduces a range of potential risks that must be managed carefully to ensure the technology enhances security rather than undermining it.

One key challenge is scalability. Blockchains, especially public ones like Bitcoin and Ethereum, struggle with transaction speeds and capacity. Security products often require rapid, high-volume data handling, which blockchain networks may struggle to accommodate without lag or bottlenecks. For security applications where real-time responsiveness is essential, such as intrusion detection or identity verification, these delays could prove problematic. Solving these scaling issues requires substantial investment in Layer 2 solutions or sidechains, which complicates the architecture and may lead to new security gaps.

Privacy concerns are another significant risk when using blockchain for security products. The core principle of blockchain technology is transparency, which can conflict with the need for privacy in security applications. Even if data on a blockchain is encrypted, metadata might still be accessible, potentially revealing information that could be exploited. For instance, transaction timing or patterns could be monitored and analyzed by malicious parties, revealing user behavior or even sensitive information about security systems. This visibility could make it difficult to comply with privacy regulations and exposes companies and users to data mining risks, where patterns are extracted to infer private details.

A third area of concern involves smart contract vulnerabilities. Smart contracts are essential for automating processes on blockchains, but they are also susceptible to bugs and coding errors. Poorly coded smart contracts have led to significant losses and security breaches in the past, notably in decentralized finance (DeFi). If a security product uses smart contracts, these contracts become an attack surface that hackers could exploit. Without rigorous auditing and verification, smart contracts could inadvertently create vulnerabilities, allowing attackers to manipulate security protocols or compromise user data. In security applications, where trust and precision are paramount, even minor bugs can have major repercussions.

Regulatory and compliance risks are also significant. As blockchain technology evolves, so do regulatory frameworks surrounding its use. Security products must comply with strict laws regarding data storage, privacy, and auditing, which differ across jurisdictions. The decentralized, borderless nature of blockchain complicates regulatory compliance, especially for global security firms. Furthermore, regulations like the General Data Protection Regulation (GDPR) mandate the ability to erase personal data upon request, which conflicts with the blockchain's immutability. Companies using blockchain for security purposes must be prepared for shifting legal landscapes, which could introduce unexpected costs or compliance challenges.

Finally, network attack vulnerabilities present a risk to blockframe-based security products. Despite blockchain's reputation for security, it is still susceptible to certain types of attacks, such as the 51% attack, where a single entity gains control of most of the network's mining power and manipulates data. While this is a lower risk on highly decentralized networks, it is a valid concern on smaller, private blockchains where security protocols may not be as robust. Additionally, blockchain applications are exposed to newer forms of attacks, like reentrancy attacks and exploits on multi-signature wallets, which could compromise security in blockchain-based systems. To mitigate these risks, careful monitoring and regular security audits are essential, but even these measures cannot eliminate all threats.

The Company will be subject to risks related to the early deployment of minimum viable product offerings.

Deploying a minimum viable product ("MVP") too early carries significant risks, particularly if the product is released before reaching an acceptable level of quality or stability. An MVP aims to test core functionalities with minimal features, but rushing the release can result in software bugs, limited usability, and poor user experience. If customers encounter these issues, it may damage the brand's reputation and lead to negative feedback, hindering future adoption. Early users could lose trust in the company's ability to deliver a reliable product, potentially leading to churn and difficulty in attracting new customers. The rush to get a product to market can also result in cutting corners during development, affecting the scalability and long-term viability of the technology. Another critical risk is the potential misalignment with customer needs and market demands. An MVP is designed to validate product-market fit, but if the initial version lacks key features or fails to address user pain points, it may provide inaccurate feedback on customer expectations. This can lead to misguided product adjustments or a complete pivot away from the original concept, increasing development costs and wasting valuable time. Additionally, the early deployment of an MVP may attract only a niche group of early adopters whose feedback does not represent the broader target audience. This can skew the development focus and result in a final product that does not meet the expectations of the larger market, ultimately reducing the chances of success.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. We do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do or who are able to bring their products to market faster than we do. Certain of our products integrate with each other and if timelines for release of a minimum viable product for one product are delayed, it could affect the product release date of other products. Moreover, we will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed. Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations may rely on the Company's third-party service providers to host and deliver parts, services, and data. Any interruptions, delays, or disruptions in and to the delivery of such services, security, or data,

including without limitation any privacy breaches or failures in data collection, could expose the Company to liability and harm the Company's business and reputation.

The volatility of the U.S. dollar poses significant risks for international companies, particularly those that engage in cross-border transactions, hold assets in multiple currencies, or have a global supply chain.

The Company plans to develop a substantial international customer base. Fluctuations in the U.S. dollar's value can impact revenue, profitability, and financial stability. For example, if the dollar strengthens, it may increase the cost of production for companies importing goods and materials priced in dollars, leading to higher operational expenses. Conversely, a weaker dollar can reduce the value of revenue generated in foreign markets when converted back to the company's home currency, impacting profit margins and potentially altering financial forecasts.

Exchange rate fluctuations also introduce risks related to pricing strategies and market competitiveness. If the U.S. dollar appreciates significantly, it can make an international company's products more expensive for foreign buyers, reducing demand and potentially leading to a loss of market share. On the other hand, a depreciating dollar might result in lower margins on goods sold abroad, especially if the company is unable to adjust prices quickly. These uncertainties can complicate financial planning, cash flow management, and budgeting, particularly for companies with long-term international contracts or large-scale investments overseas.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2023, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2022 and 2023. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.

We may not be able to successfully commercialize our products, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our applications. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Regulatory changes pose a significant risk to business operations, as shifts in government policies or legal requirements can directly impact our strategy, finances, and overall ability to operate.

New regulations may introduce stricter compliance requirements, leading to increased costs for training, legal consultation, and adjustments to business practices. For example, changes in labor laws, environmental standards, regulation of the blockchain, or data privacy requirements could necessitate modifications in processes, technology, or infrastructure to remain compliant. The Company could find it impossible to become compliant. Failure to adapt promptly can result in fines, legal disputes, or restrictions on the business, damaging both financial stability and reputation. Regulatory changes can also affect market dynamics and the competitive landscape, potentially reducing profitability or limiting market access. A sudden change in tax laws, tariffs, or trade agreements can disrupt supply chains, alter product pricing, or decrease the competitiveness of certain goods or services. This uncertainty makes it difficult for companies to make long-term investment decisions, manage budgets, or forecast financial performance. Additionally, some regulatory changes may benefit new entrants or disruptors, forcing established companies to adapt quickly or risk losing market share.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Because we are a "start-up", we face a material risk of business failure.

We were formed in April 2017. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), developing our products, and securing our

intellectual property we will need for our business, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our kits and services or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

We may not realize the full benefit of our products if they have less market appeal than expected.

We seek to fulfill consumer preferences and interests by delivering large-scale prototype platforms for government programs, design supply chain solutions for the public and private sectors and applying blockchain management for energy sector security through the implementation of next-generation IoT security using blockchain technology. If the performance of one or more of our products fails to meet expectations or if there is a shift in consumer tastes away from such products generally, our results of operations could be adversely affected. Furthermore, we are subject to the risk that any particular intellectual property we develop will translate into successful products. Products may be developed and released before demand for the underlying content is fully known. The underperformance of any such content may result in reduced revenue for us.

Our inability to develop and introduce products in a timely and cost-effective manner may damage our business.

Our revenues and potential for profitability depend on our ability to bring our products to market to meet customer demands. There is a risk that we will be unable to develop products in a timely manner or on a cost-effective basis to meet constantly changing consumer demands. Unforeseen delays or difficulties in the development process, significant increases in the planned cost of development or changes in anticipated consumer demand for our products, may cause the introduction date for our products to be later than anticipated, or may reduce or eliminate the commercial viability of such products, any or all of which, in turn, would adversely affect our revenues and results of operations.

If we do not innovate and provide products that are attractive to consumers, our business could be harmed.

Our business model depends on our continued innovation to provide products that are attractive to potential consumers. As a result, we must invest significant resources in business development activities and also on research and development to create and then improve the attractiveness and comprehensiveness of our products and effectively incorporate new technologies into them. If we are unable to provide products that people want to use, then such users may become dissatisfied and instead purchase and use products of our competitors. If we are unable to continue offering innovative and useful products, we may be unable to attract users, which could harm our business, results of operations, and financial condition.

Our products are still currently under development and take time and significant resources to develop and launch. Moreover, there is a risk that the products we create and launch, if any, will not be accepted by others or generate sufficient interest or revenues for us.

Our products are currently still in development and we have not, as of the date hereof, commenced as a revenue generating operation. Developing such products takes significant time and millions of dollars of cash resources, making this business inherently risky. Moreover, we may be unable to develop and execute our product plans for numerous reasons, including our inability to (i) develop the IP needed for the products to successful work, (ii) design products that generate meaningful revenue for us and (iii) anticipate and react to changes in consumer preferences. Our failure to develop our products will adversely affect our business, results of operations and valuation.

If we cannot continue to innovate technologically or develop, market and sell new products and services, or enhance existing technology and products and services to meet customer requirements, our ability to grow our revenue could be impaired.

Our potential for growth largely depends on our ability to innovate and add value to our products and to provide our customers with a scalable, high-performing technology infrastructure that can efficiently and reliably handle increased customer and contributor usage globally, as well as the deployment of new features. Without improvements to our technology and infrastructure, our operations might suffer from unanticipated system disruptions, slow performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers. We are currently making, and plan to continue making, significant investments to develop, maintain, and enhance our products and to evolve our information processes and computer systems to run our business more efficiently and remain competitive. We may not achieve the anticipated benefits, significant growth or increased market share from these investments for several years, if at all. If we are unable to manage our investments successfully or in a cost-efficient manner, the value of our company may be adversely affected.

Incidents or adverse publicity concerning our Company or our products could harm our reputation as well as negatively impact our revenues and profitability.

Our reputation is an important factor in the establishment and potential future growth of our business. Our ability to attract and retain customers depends, in part, upon the external perceptions of our Company, the intellectual property assets and individuals we are associated with, and our corporate and management integrity. If market recognition or the perception of our company diminishes, there may be a material adverse effect on our revenues, profits, and cash flow. In addition, changing public perception of the IP Partners and public figures we collaborate with could negatively impact our business and results of operations.

If we are unable to obtain, maintain and protect our intellectual property rights in our proprietary technology, our ability to compete could be negatively impacted.

Our licensed proprietary intellectual property is vital to our business. The market for our products depends to a significant extent on the value associated with our product design, our proprietary technology, brands, and the intellectual property we license. We rely on confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. The costs required to protect our proprietary intellectual property may be substantial.

To protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. We may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

In addition, protecting intellectual property with a remote workforce introduces several risks, particularly concerning data security and access control. A dispersed team working from various locations increases the chance of IP exposure due to unsecured networks, personal devices, and a lack of direct oversight. Employees might inadvertently share sensitive information through unsecured communication channels or cloud platforms not approved by the company. Additionally, former employees may retain access to proprietary information if offboarding procedures are not strictly enforced in a remote setting. The lack of physical security measures—such as controlled office environments—further amplifies the risk of unauthorized access to critical intellectual property.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all or may need to redesign our products, which may not be possible or cost prohibitive. We may also be required to pay substantial damages or be subject to a court order prohibiting us from selling certain products or engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Production Officer, and Chief Marketing Officer. We are highly dependent on their creative talents and entertainment industry relationships, and believe they are integral to our relationships with our IP Partners and to our overall creative design processes. The loss of any member of our senior management team, or of any other key employees could

impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent.

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

As the Company grows it will be required to develop product support for its products and services.

One of the primary risks when creating product support for technology-related products and services is inadequate technical expertise within the support team. If the team lacks a deep understanding of the products, troubleshooting complex issues can be slow, ineffective, or even incorrect. This can lead to frustrated customers, increased support tickets, and ultimately, damage to the brand's reputation. Ensuring the support team is properly trained and has access to expert resources is crucial, but maintaining this expertise requires ongoing investment as technology evolves.

Another risk involves the availability and accessibility of support channels. If we fail to provide convenient and reliable support platforms—like live chat, phone support, or a knowledge base—we risks alienating customers who may struggle

to find timely help. Outdated or poorly maintained support documentation, as well as limited support hours, can contribute to customer dissatisfaction. Additionally, if a business relies heavily on automated support systems like chatbots without adequate human oversight, it risks alienating customers who require personalized assistance for complex technical issues.

Data security and privacy risks are also significant in product support for technology products. Support interactions often involve the exchange of sensitive customer information, such as account details or personal data. If a company's support infrastructure lacks robust cybersecurity measures, it can be vulnerable to breaches or data leaks, exposing customers to potential fraud. This can lead to legal consequences, financial losses, and severe reputational damage. Proper encryption, secure communication channels, and strict data handling policies are necessary to mitigate these risks and protect customer information during support interactions.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

The Company may face risk of governmental intrusion into operational domains and risks associated with the nationalization of blockchain technology and cryptocurrency.

Government intrusion into areas traditionally managed by private businesses can significantly impact operations, particularly in industries that rely on innovation, privacy, or freedom of operation. Increased regulatory oversight or the imposition of new restrictions could limit the Company's ability to make autonomous decisions, stifle innovation, and create bureaucratic barriers. This is especially relevant in tech-driven sectors where rapid development is crucial, as government-mandated standards or compliance requirements can slow product deployment and drive-up costs. Such interference may also lead to uncertainty, as businesses may hesitate to invest in new projects or markets that are prone to sudden regulatory changes, fearing the loss of control over critical operational aspects.

The potential nationalization or heavy regulation of blockchain technology and cryptocurrency represents a substantial risk for businesses operating in the blockchain sector or relying on decentralized digital assets. If governments decide to nationalize or impose strict controls over cryptocurrency or the blockchain, it could disrupt the existing ecosystem of blockchain-based services, exchanges, and transactions. This shift may lead to the devaluation or restriction of certain cryptocurrencies, creating financial instability for businesses that rely on them for operations or hold them as assets. Additionally, nationalization efforts could diminish the privacy and autonomy that make cryptocurrencies and blockchain technology attractive to many users, leading to a loss of customer trust and reduced demand. These actions may also give governments more control over transaction data, impacting businesses that prioritize financial transparency and security. Such measures could force companies to restructure their operations, seek new markets, or face increased compliance costs, altering the landscape of the digital economy.

Digital assets were only introduced within the past decade and have recently been faced with significant negative scrutiny. The ability to establish and scale our business has been and may be impacted by a number of factors relating to the development and use of digital assets and blockchain technology.

Digital assets were only introduced within the past decade, and the medium-to-long term value of such assets is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the nascency of their development, their dependence on the internet and other technologies, their dependence on the role played by developers and customers and the potential for malicious activity. Moreover, the digital asset and blockchain industries have been faced with significant negative scrutiny, which has been an obstacle for us in establishing our business, defining our brand and raising capital.

To the extent our products in the future incorporate the use of digital assets such as utility, incentive, or other tokens, the realization of one or more of the following risks could materially adversely affect our business:

- The digital asset industry has, over the past several years, come under significant scrutiny from regulators and become subject to significant litigation.

- Digital asset networks and the software used to operate digital assets are in the early stages of development. Given the nascency of the development of digital asset networks, digital assets may not function as intended and parties may be unwilling to use digital assets, which would dampen the growth, if any, of digital asset networks.

- The loss or destruction of a private key required to access a digital asset may be irreversible. If a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, the owner would be unable to access the digital asset(s) corresponding to that private key and the private key will not be capable of being restored by the digital asset network.

- Digital asset networks are dependent upon the internet. A disruption of the internet or a digital asset network would affect the ability to transfer digital assets, and, consequently, their value.

- In the past, flaws in the source code for digital assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users' personal information and/or resulted in the theft of users' digital assets. Such occurrences can reduce confidence in digital assets as a whole. Any reduction in confidence in the source code or cryptography underlying digital assets generally could negatively affect the demand for our products that utilize digital assets or the blockchain and adversely affect the value of our Company.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in digital assets is subject to a variety of factors that are difficult to evaluate.

Digital assets are a new and rapidly evolving industry of which the digital asset networks are prominent, but not unique, parts. The growth of the digital asset industry in general and the digital asset networks which we may utilize in products in particular are subject to a high degree of uncertainty. The factors affecting the further development of the digital asset industry, as well as the digital asset networks, include:

- continued worldwide growth in the adoption and use of digital assets;

- government and quasi-government regulation of their use, or restrictions on or regulation of access to and operation of the digital asset network or similar digital assets systems;

- the maintenance and development of the open-source software protocol of the network(s);

- changes in consumer demographics and public tastes and preferences;

- general economic conditions and the regulatory environment relating to digital assets; and

- the impact of regulators focusing on digital securities and the potential costs to us associated with such regulatory oversight and/or future policies.

The outcome of these factors could have negative effects on our ability to pursue our business strategy, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may face risks of blockchain volatility and internet disruptions, which could have a material adverse effect on our products.

Digital assets and the blockchain are dependent upon the internet. A significant disruption in internet connectivity could disrupt network operations until the disruption is resolved and have a material adverse effect on our products, our business, prospects, financial condition, and operating results.

Digital assets incorporated into our products, or our products themselves may be negatively affected by technological advances that undermine the cryptographic consensus mechanism underpinning blockchain and distributed ledger protocols.

Advances in cryptography or technical advances such as the development of quantum computing could present risks to the viability of our products by undermining or vitiating the cryptographic consensus mechanism that underpins blockchain and distributed ledger protocols.

The blockchain may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches or the loss, decline in value or theft of digital assets.

Some of our products will rely on blockchains to operate. As a result, our products are subject to a number of reliability and security risks attendant to blockchain and distributed ledger technology, including malicious attacks seeking to identify and exploit weaknesses in the software. Such attacks may materially and adversely affect the blockchain, which may in turn materially and adversely affect the transfer or storage of digital assets.

The technology underlying blockchain technology is subject to a number of known and unknown technological challenges and risks that may result in declines in value of digital assets.

The blockchain technology used in connection with digital assets, which is sometimes referred to as "distributed ledger technology," is a relatively new and evolving technology. It represents a novel combination of several concepts, including a publicly available database or ledger that represents the total ownership of digital assets at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes that permit decentralization by eliminating the need for a central clearinghouse while guaranteeing that transactions are irreversible and consistent, differing methods of incentivizing this authentication by the use of blocks of new tokens issued as rewards for the validator of each new block or transaction fees paid by participants in a transaction to validators and hard limits on the aggregate amount of digital assets that may be issued. As a result of the new and untested nature of blockchain technology, Digital assets are vulnerable to risks and challenges, both foreseen and unforeseen. Examples of these risks and challenges include:

● A blockchain may either increase or decrease the incentive payments required to complete transactions on the blockchain, which could materially and adversely affect the transfer or storage of digital assets. Changes could also reduce the number of validators on the blockchain, which could possibly leave the blockchain increasingly vulnerable to a so- called "51% attack"; and

● The expansion of the blockchains and effecting the creation, transfer and storage of digital assets, which currently rely on a "proof of stake" consensus protocol system whereby blocks are awarded based on the solving of computationally difficult problems, has resulted in validators using increasing amounts of energy that may be unsustainable as the system continues to grow, and which may draw unfavorable regulatory attention.

Although there may be solutions that have been proposed and implemented to these and other challenges facing use of the blockchain and various digital assets, the effectiveness of these solutions has not been proven. Further, other challenges may arise in the future that we cannot predict. Legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols which could negatively affect our products.

Whether a particular digital asset is deemed to be a "security" is subject to a high degree of uncertainty, and if now or in the future we create digital assets and we are unable to properly defend the characterization of a digital asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position and recently began to take enforcement action based on a view that many digital assets fall within the definition of a "security" under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact- driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. In September 2022, SEC Chair Gary Gensler indicated that the crypto market could be waiting years for an industrywide rulemaking process, saying the agency's preference of working with individual market participants mirrors the decade-long process that brought another budding industry into compliance. In addition, the SEC shares regulatory authority over securities with state regulators and the state regulators have taken enforcement actions against certain digital assets.

Several foreign jurisdictions have taken a broad-based approach to classifying digital assets as "securities," while certain other foreign jurisdictions have adopted a narrower approach. As a result, certain digital assets may be deemed to be a "security" under the laws of some jurisdictions but not others, which would make our compliance with such regulatory schemes difficult and failure to do so could result in fines or other penalties that could negatively impact our business. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of certain digital assets as "securities."

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer and sale of such assets (including offers and sales which may take place within our Gaming Products). For example, a digital asset that is deemed to be a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in digital assets that are securities in the United States may be subject to registration with the SEC as a "broker" or "dealer." Platforms that bring together purchasers and sellers to trade digital assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker- dealer as an alternative trading system ("ATS") in compliance with rules for ATSs. Most current platforms trading digital assets are not registered as ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

With respect to the securities status of a digital asset that we may incorporate into our products, we are developing procedures that will permit us to make a risk-based assessment regarding the likelihood that a particular digital asset could be deemed a "security" within the meaning of the U.S. federal and/or state securities laws. This process will involve employees with experience in identifying the indicia of a "security" who will also work with outside legal counsel to make a determination with respect to each digital asset, or category of digital asset, proposed to be minted and sold by us. These processes and procedures are risk-based assessments and are not a legal standard or binding on regulators or courts. In the event a digital asset is deemed by us, pursuant to the above analysis, to possess a reasonable likelihood of being deemed a security, we will use commercially reasonable efforts to (a) comply with applicable laws and regulations by forming, acquiring or engaging a licensed broker-dealer authorized to act as an trading system for those digital assets, or (b) transact in such digital assets offshore in a way that complies with applicable laws and regulations; or (c) not transact in the subject digital asset.

Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a digital asset minted by us and posted and sold on a third-party platform is a "security" under applicable laws. Because we are not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of digital assets used with our products, our goal is to only allow the use of digital assets with our products for which we determine there are reasonably strong arguments to conclude that the digital asset is not a security. However, we recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that our determination does not guarantee any conclusion under the U.S. federal securities laws.

There is a risk that we may improperly characterize any given digital asset as a security or non- security for purposes of determining whether third-party platforms will allow the posting of such digital asset, or that the SEC, foreign regulatory

authority, or a court, if the question was presented to it, would agree with our assessment. If the SEC, state or foreign regulatory authority, or a court were to determine that digital assets utilized by our products are securities, we would not be able to use such digital assets with our products until we are able to do so in a legally compliant manner. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the digital asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm.

As digital assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation.

In the case of digital assets, state regulators like the New York Department of Financial Services have created detailed regulatory frameworks which may be costly and time-consuming should our Company be required to comply with them. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to certain digital assets. Some states, such as New Hampshire, North Carolina and Washington, have amended their statutes to include digital assets under existing licensing regimes. Treatment of digital assets continues to evolve under federal law as well. The Department of the Treasury, the SEC and the CFTC, for example, have each published guidance on the treatment of digital assets. The Internal Revenue Service (the "IRS") released guidance treating digital assets as property that is not currency for U.S. federal income tax purposes, although it is unclear at this time whether courts or other federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of digital assets is also uncertain. The CFTC has publicly taken the position that certain digital assets are commodities, and the SEC has issued public reports and statements stating that federal securities laws require treating many digital assets as securities.

Moreover, there has been increasing regulatory scrutiny of "play to earn" games in the United States, with the concern that such games may be considered illegal lotteries. Including play to earn games in our metaverses is a material aspect of our future business strategy, so increased regulation or regulatory scrutiny of play to earn games could harm our business.

To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over digital assets such as ours or aspects of our business, the value of such our company in general may be materially and adversely affected.

Cybersecurity and data privacy risks are major concerns when using AI where sensitive business data are processed.

AI systems often handle vast amounts of personal data, including purchasing behaviors, demographic information, and even financial records, making them attractive targets for cyberattacks. If an AI system is compromised, malicious actors could gain access to this sensitive information, leading to data breaches, identity theft, or financial fraud. Additionally, the complexity of AI models can make it difficult to detect security vulnerabilities, which may go unnoticed until a breach occurs. The consequences of such breaches can be severe, resulting in financial penalties, loss of consumer trust, and legal liabilities under data protection regulations like the GDPR or CCPA.

Another risk stems from the AI system itself potentially introducing new vulnerabilities. For example, adversarial attacks, where attackers manipulate input data in subtle ways to deceive the AI model, can lead to incorrect predictions or harmful actions. This could mean skewed insights or manipulated data, which could be exploited for financial gain. Similarly, data poisoning attacks, where the training data is intentionally corrupted, can degrade the performance of AI models over time, leading to inaccurate results. Such attacks can undermine the credibility of AI systems and cause significant business losses. Therefore, ensuring robust cybersecurity measures for AI systems, including encryption, anomaly detection, and secure data handling practices, is critical.

In terms of data privacy, AI models often require large datasets to perform effectively, raising concerns about how this data is collected, stored, and used. Many privacy risks arise when AI systems process personal information without proper safeguards in place. For instance, if data is not anonymized or de-identified, individuals could be re-identified, violating privacy regulations and user consent agreements. Additionally, AI-driven analysis might inadvertently infer sensitive

information about individuals, such as predicting personal preferences or financial status, even when such data is not explicitly provided.

The quality of the data the Company provides through TradeAlgo will be heavily dependent on the quality of the data it processes.

Poor or incomplete data can severely undermine the accuracy of AI-driven insights, leading to flawed predictions or incorrect conclusions. Low-quality data may contain missing values, outliers, or noise that skews the analysis, resulting in unreliable outputs. Additionally, AI systems often rely on historical data, which may not capture current market dynamics, making them less adaptive to sudden shifts or new trends. Ensuring that the data used is up-to-date, comprehensive, and relevant to the specific market context is crucial to mitigate these risks.

Bias in AI models is another significant concern, especially when the training data reflects inherent biases. If the data is biased—whether through historical inequities or unrepresentative sampling—the AI will likely produce biased outcomes. This can lead to skewed market insights, reinforcing stereotypes or unfair market advantages, and potentially alienating certain customer segments. For example, a biased AI model might prioritize certain demographics over others or misinterpret consumer preferences in specific cultural contexts. Failure to implement careful data selection, constant monitoring of model outputs, and techniques like fairness auditing and bias detection in the training process could lead to poor market analysis and could potentially harm adoption of the Company's platform.

AI models implemented might overfit the data, meaning they may perform well on historical data but fail to generalize to new or unseen conditions.

Overfitting is a common risk in AI. Overfitting occurs when an AI model learns patterns too specific to the training data, capturing noise or minor fluctuations that don't generalize well to new data. While the model might perform exceptionally well on historical datasets, it may struggle when faced with real-world, unseen conditions. With data where trends are often unpredictable and affected by numerous variables, overfitting can result in inaccurate forecasts, misleading trends, or even missed opportunities. The overfitted model becomes too rigid, unable to adapt to subtle changes, making it a liability rather than a useful tool for decision-making.

Generalization is the ability of an AI model to apply its learned knowledge to new, unseen data. When a model fails to generalize, its predictions can be unreliable and may not reflect actual market conditions. This risk is particularly high in emerging industries where the historical data might not be representative of future developments.

Without continuous updates, retraining, and monitoring, models might provide less accurate or relevant insights.

AI model drift occurs when an AI model's performance degrades over time due to changes in the underlying data or environment it operates in. Model drift can pose a significant risk for data that are dynamic and constantly evolving. A model trained on data may struggle to provide accurate predictions if new trends, behaviors, or business factors arise that weren't present in the training data. For example, AI models trained before major disruptions like global crises or technological innovations may become less effective, as their learned patterns are no longer relevant to the current market landscape. If left unaddressed, model drift can lead to poor business decisions based on outdated or inaccurate insights.

There are two main types of model drift: concept drift and data drift. Concept drift occurs when the relationship between inputs and outputs changes. For example, if there is a data shift due to new circumstances, an AI model's predictions may become less accurate because the fundamental drivers have changed. Data drift, on the other hand, happens when the data distribution itself changes—for instance, when market demographics shift or new products enter the market. Both types of drift can significantly impair an AI model's predictive power, leading to decisions based on obsolete patterns and trends.

AI regulatory and compliance risks are becoming increasingly important as governments and regulatory bodies seek to ensure that AI systems are used responsibly, especially in sensitive fields like market analysis.

One major risk is the lack of clear, consistent regulations across jurisdictions, which creates challenges for businesses operating in multiple regions. As countries and regions implement AI regulations, organizations must navigate varying legal frameworks and ensure their AI systems comply with local laws. For example, the European Union's AI Act and data privacy regulations like GDPR impose stringent requirements on how AI models can use and store data, mandating

transparency, fairness, and accountability. Non-compliance with such regulations can result in hefty fines, legal challenges, or damage to an organization's reputation.

Another compliance risk stems from the use of personal and behavioral data to generate insights. However, privacy laws such as GDPR in Europe and CCPA in California place strict limitations on how companies collect, process, and store this data. Using AI in ways that violate these regulations—such as by collecting data without proper consent or failing to anonymize personal information—can lead to significant penalties. Moreover, there is a growing focus on ensuring that AI systems are not only compliant with data privacy regulations but also maintain transparency and fairness in how they process this data. Businesses must ensure that their AI systems are explainable, that they protect consumer rights, and that they don't inadvertently introduce biases or unfair practices.

Additionally, emerging regulations may require organizations to maintain a level of explainability and transparency in how AI models make decisions. This "black box" nature of AI, where decision-making processes are not easily understood, is increasingly scrutinized by regulators. Organizations using AI for market analysis may be required to explain how their models work, justify their predictions, and ensure that their AI systems do not lead to discriminatory or unethical outcomes. If organizations fail to provide clear explanations of how AI models function or if the models exhibit bias, they could face regulatory action. Compliance with these regulations requires a thorough understanding of AI ethics, regular auditing of AI systems, and documentation of model development processes to maintain accountability and transparency.

Over-reliance on AI can lead to several risks, particularly when decision-makers place too much trust in automated systems without adequate human oversight.

While powerful, AI systems can miss important nuances and context that human judgment can provide. AI models are trained on historical data and predefined patterns, but they may fail to account for unforeseen data shifts, emerging trends, or complex factors that don't fit into their algorithmic framework. In such cases, businesses that overly depend on AI-generated insights may make poor strategic decisions because they overlook critical, real-world elements that AI cannot capture or interpret effectively.

Additionally, over-reliance on AI can erode the decision-making skills of human professionals. As AI takes on more analytical tasks, there is a danger that human oversight will become less invovlved in the decision-making process, deferring entirely to machine-driven insights. This can lead to a reduction in critical thinking and creativity, as humans may no longer feel the need to challenge or interpret AI-driven outcomes. When AI predictions are accepted without question, it stifles the collaborative process that blends human intuition and strategic insight with data-driven analysis. In highly volatile or ambiguous market environments, relying solely on AI can limit a company's ability to adapt quickly and flexibly.

Moreover, over-reliance on AI systems increases the risk of systemic failures when the technology encounters errors or malfunctions. If an AI model is not regularly updated or if it is exposed to poor-quality data, the entire decision-making process can become compromised. In extreme cases, a company could find itself locked into a feedback loop of faulty AI-driven decisions that exacerbate problems instead of solving them. Without human oversight to catch these errors early, businesses may not realize the negative impact until significant financial or reputational damage has been done. Ensuring that AI serves as a tool to enhance, rather than replace, human decision-making is crucial in mitigating the risks associated with over-reliance.

AI introduces several ethical risks, particularly in market analysis, where the technology is used to influence consumer behavior, make predictions, and drive decision-making.

One of the primary ethical concerns is bias and discrimination in AI models. If AI systems are trained on biased data or developed without sufficient attention to fairness, they can unintentionally reinforce stereotypes or marginalize certain groups. For example, an AI model used for targeted advertising could disproportionately favor certain demographics while neglecting others, leading to unfair or discriminatory practices. This kind of bias not only creates ethical issues but also damages a brand's reputation, as consumers become more aware of how companies are using AI to shape their interactions.

Another ethical risk is related to the transparency and accountability of AI systems. Many AI models, especially those used in market analysis, function as "black boxes," where the decision-making process is not easily understood or

explainable. This lack of transparency raises concerns about accountability—if an AI system makes a harmful or unethical decision, it can be difficult to pinpoint the cause or assign responsibility. Without clear explanations of how AI models generate insights or predictions, stakeholders may have little trust in the outcomes, and businesses may face ethical challenges in justifying their use of AI to consumers or regulators.

Additionally, there are concerns about the manipulation of consumer behavior through AI-driven insights. AI in market analysis is often used to predict customer preferences, personalize experiences, and optimize marketing strategies. However, this can cross ethical lines when AI systems exploit consumer vulnerabilities or manipulate decisions without informed consent. For instance, AI could be used to encourage excessive consumption, promote unhealthy products, or push consumers toward financial decisions that are not in their best interest. Ethical concerns arise when companies prioritize profit over consumer well-being, using AI in ways that are not transparent or respectful of individual autonomy. To address these issues, businesses must develop ethical guidelines for AI use, promote transparency in AI systems, and ensure that AI-driven decisions align with broader societal values.

Accuracy of Information in AI

The use of artificial intelligence tools in decision-making and data analysis introduces risks related to the accuracy of AI-generated information. AI systems depend on the quality of their training data. Inaccurate or biased data can lead to flawed outputs, impacting decisions and perpetuating societal biases. Additionally, errors in complex algorithms can result in incorrect predictions. These are often difficult to detect, especially in opaque models like deep learning. Furthermore, a lack of user understanding about AI limitations can lead to overreliance on AI outputs, affecting decision-making.

Intellectual Property Risks in AI

At present, there is uncertainty regarding the intellectual property protections for the creative works, information, publications, and other data that serve as source information crucial to the training and output of AI models. There is a risk that regulatory action to broaden intellectual property protections for holders of source data could impair the Company's current and planned implementation of AI tools, along with the services provided by AI-related vendors, which could negatively impact the planned operations and financial performance of the Company.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination

and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The subscription agreement has a forum selection provision that requires disputes be resolved in the county of the principal office of the Company, regardless of convenience or cost to you, the investor.

As part of this investment, each investor will be required to agree to the terms of the subscription agreement included as Exhibit D to this Offering Statement. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the county of the principal office of the Company, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the

Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Colorado law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors waive the right to a trial by jury.

When investing with the Company and signing the Subscription Agreement, in any dispute with the Company, investors agree to waive the right to trial by jury. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator or a judge in a "bench trial" rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. A judge may be more neutral but also more focused on strict legal interpretations. In addition, judges may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Judges often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions. With a judge trial, appeals often focus more on errors of law rather than factual determinations, making it harder to contest certain aspects of the verdict. This waiver may not apply to claims under the Securities Act or the Exchange Act.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry, and a technology comparison study. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Securities with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is no market for our Shares.

Our Shares are not currently listed on any exchange or otherwise publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

We are offering a minimum of $25,000, and a maximum of $5,000,000 in Shares of Class B common stock of the Company at a price of $5.00 per Share. The minimum investment for any investor is $1,000. If the Target Offering Amount has not been raised by the Offering Deadline of November 1, 2025, this offering will be terminated and investor funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, in the sole and absolute discretion of our Manager. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, Mundial Financial Group, LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Our Intermediary and its affiliates will receive the following commissions and fees for acting as Intermediary and hosting our funding portal:

$2,500 one-time setup fee;
3% of the amount raised in the Offering

In addition, we will pay our transfer agent an upfront fee of $3,500 and a monthly fee of $550.00 along with miscellaneous transfer agent transactional fees. We have also engaged a marketing company, Valynt Digital, to provide marketing services. We will pay a onboarding setup fee of $8,000 and a monthly marketing and advertisement spend of approximately $8,000. We have currently engaged them for a 3-month period.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the maximum offering amount. If we raise only the target Offering Amount, all proceeds will be applied to intermediary fees.

Use of Proceeds	Amount	Percentage
Fees to Intermediary	$150,000	3.00%
Business Development	$3,684,384	73.69%
Debt payoff	$715,616	14.31%
Officer Compensation	$450,000	9.00%

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Shares by completing the subscription process hosted by Mundial Financial Group, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each investor must represent and warrant that the investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .1,000 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the investor is either:

A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B.   the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i.   Where the investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors. If an investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal to the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Shares have been sold or the Offering Deadline, or such date as earlier terminated by the Company. All investors with unaccepted subscriptions commitments will receive notice of their scheduled closing date at least five business days prior to such closing. Investors who are committed as of the date such notice is provided will be able to cancel their investment commitment until 48 hours before the applicable offering closing date.

investor funds will be held in escrow with Enterprise Bank & Trust until released to the Company following a closing. The Company will notify investors when the Target Offering Amount has been reached through the Intermediary.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue 26,000,000 shares of Class A common stock and 74,000,000 shares of Class B common stock. As of the date of this Offering Statement, the Company had issued approximately 26,000,000 shares of Class A common stock, and 24,005,000 shares of Class B common stock. 5,000 shares of the Class B common stock have been issued through this offering. Following this offering, we will have approximately 26,00,000 shares of Class A common stock outstanding and 25,000,000 shares of Class B common stock outstanding, assuming all offered Shares are sold. Upon the close of the offering, the Company may increase the number of authorized Class A common stock to issue additional shares of Class A common stock to prevent dilution of the Class A shareholders pursuant to the bylaws of the Company.

Common Stock

Each share of Class A common stock entitles the holder to one thousand (1,000) votes, either in person or by proxy, at meetings of shareholders. Each share of Class B common stock entitles the holder to one (1) vote, either in person or by proxy, at meetings of shareholders. Class A shares are non-dilutable which means if Class B shares are issued, the Company must issue bonus shares to the Class A shareholders so that they never have less than their representative percentage ownership interest. Class B shares are dilutable. Shareholders may take action by written consent.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, and the shares have no redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our Bylaws that would prevent or delay change in our control.

Distributions

We have not paid dividends to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Certificate of Incorporation, subject to the provisions of Colorado Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission,

such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Additional issuances of securities.

Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the investor in the Company. An investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. In addition, the further issuance of Class A common stock in the Company could further dilute all Class B shareholders.

Right of First Refusal.

In the event that a shareholder makes an offer to sell shares, the Company shall have an option to purchase all or any of the shares being offered. The option shall be for fifteen (15) days from the date of the offer, and the acceptance of such offer by the Company shall be in writing.

If the Company shall not accept the offer as to any portion of the Shares offered, the Secretary of the Company shall give written notice to all of the remaining shareholders who shall thereupon have the option, for an additional thirty (30) day period, to purchase all or any portion of said shares not purchased by the Company at the same price and upon the same terms and conditions. Within thirty (30) days after the mailing of the notice, any shareholder desiring to acquire any part or all of the shares offered shall deliver to the Secretary a written election to purchase the shares or a specified number of them. If the total number of shares specified in the elections exceeds the number of available shares, each shareholder shall have priority, up to the number of shares specified in his notice of election to purchase, to purchase such proportion of the available shares as the number of the Company's shares that he holds bears to the total number of the Company's shares held by all shareholders electing to purchase. The shares not purchased on such a priority basis shall be allocated to those shareholders electing to purchase more than the number of shares to which they have a priority right, in the proportion that the number of shares held by each of them bears to the number of shares held by all of such electing shareholders. As soon as the figures can be determined, the Secretary shall notify each shareholder of the number of shares as to which his election was effective, and such shareholder shall meet the terms and conditions of the purchase within thirty (30) days thereafter.

If the Company and/or the remaining Shareholders fail to purchase all of the shares offered, then the Company and/or the remaining shareholders shall not be entitled to purchase any of the shares, and such shares may be transferred upon the same terms and conditions as those available to the Company at any time within two (2) months from the effective date of the offer. See Article VIII of the Company bylaws attached as Exhibit C for additional details.

A sale of the issuer or of assets of the issuer.

As a minority owner of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and a majority of shareholders. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investor's initial investment in the Company.

Transactions with related parties.

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which will dilute investors.

Investors should understand the potential for dilution. An investor's stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Interest being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

The type of dilution that hurts early-stage investors mostly occurs when the company sells more interests in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for interests that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in interests to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it's important to realize how the value of those interests can decrease by actions taken by the Company. Your ownership In addition, Class A Common Stock receives 1,000 votes for each share and Class B Common Stock receives 1 vote for each share and Class A Common Stock is not dilutable. If any additional shares of Class A Common Stock are authorized and issued, your shares could be significantly diluted further. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of estimation. The same method can produce a different valuation if used by a different person. Different methods of valuation produce a different answer as to what your investment is worth.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering, primarily basing it upon the projected revenue, comparative company valuations and a technology comparison study, which is an arbitrary determination. There is no guarantee that the price of Shares is an accurate reflection of the Company's true value.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Outstanding Options, Convertible Notes, Warrants

As of the date of this Form C, the Company has no option, warrants, or convertible notes outstanding.

Indebtedness

The following is a summary of the Company's indebtedness:

Lender: Bank of Colorado
Amount owed: $500,000
Interest Rate: 8.5%
Maturity Date: Revolving line of credit

Lender: US Small Business Administration #6417087805
Amount owed: $300,447.97
Interest Rate: 3.75%
Maturity Date: July 1, 2050

Lender: Christopher Gorog
Amount owed: $47,180.25
Interest Rate: 9.5%
Maturity Date: August 21, 2025

Transfer Agent and Registrar

KoreTransfer USA LLC will act as transfer agent and registrar for the Securities. All Shares will be issued in book entry form.

<p style="text-align:center">FINANCIAL INFORMATION</p>

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit E</u>.

Operations, Liquidity, and Capital Resources

Operations

Revenues decreased $4,945 from $102,742 in 2023 to $97,797 in 2024. The decrease was due to the slightly lower sales and a grant received in 2022.

Salaries and wages increased $75,262 from $151,792 in 2023 to $227,054 in 2024 due partly to an expansion of our workforce, and in part due to the conversion of Contract Labor to W2 to maintain compliance with new Colorado State Laws. Contract Labor decreased $45,245 from $6,940 in 2023 to $1,000 in 2024 due to the conversion of Contract Labor to W2 to maintain compliance with new Colorado State Laws.

Interest expenses increased $19,488 from $24,516 in 2023 to $44,004 in 2024 due to deferred interest coming due on emergency disaster impact loan debt that was taken out during the 2020 – 2022 pandemic. Debt was incurred from expenses related to Intellectual property protection.

Net operating loss increased $62,946 from -$172,916 in 2023 to -$229,303 in 2024. The increase was primarily driven by an increase in expenses, with the biggest increase in salaries and wages.

Liquidity and Capital Resources

The financial statements included in an Exhibit in this Form C have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business. We have determined that there is substantial doubt in our ability to continue as a going concern within twelve months following the issuance of our consolidated financial statements. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The substantial doubt regarding our ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

As of December 31, 2024, the Company had $46,458 cash and cash equivalents on hand. At December 31, 2023, the Company had $77,438 cash and cash equivalents on hand. We are reliant on proceeds from this offering to continue business operations and fund general corporate expenses.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations, long term obligations as they come due and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from raising additional funds from the private sources and/or debt financing and future operations. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability.

Plan of Operations

Our plan of operation for the next twelve months is to raise capital to implement our strategy. We do not have the necessary cash and revenue to satisfy our cash requirements for the next twelve months. We cannot guarantee that additional funding

will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations.

In the next 12 months, BlockFrame will expand its employee base and release a minimum viable product for CyberDome™, Philos™, and EliteSecure™ products. In the first 2-4 months, we will reduce the debt burden incurred from legal fees related to the 11 issued BlockFrame patents and onboard several key executive staff, enabling growth and market adoption. It is anticipated that a rollout for existing Distributed Energy Resources Registry customers and support from the Department of Energy (DOE) will produce operational revenue-generating customers in the energy industry in the first 8 months. In addition, the relief of hostile environments around tokenization and the need for the Philos™ product within the DOE registry will require an Initial Token Offering within the first 12 months. Continuation of existing programs for the State of Colorado and Lockheed Martin is anticipated to result in operational customers related to the auditing of government programs, which will pull into scope during the first 12-month timeframe. In the 8 -12-month timeframe, it is anticipated to release a mobile application for supply chain, which leverages our backend Philos™ and ESP™ to enable any user to download and track micro supply chains on a global scale. Concurrently, efforts to produce a more robust internal operations support, extend international IP protection, complete a consumer ESP-Ed™ IOT product release, roll out production service platforms, release a software development kit SDK, and prepare for an Initial Token Offering (ITO) will be ongoing. The current intent is to perform a Phyli™ ITO, release the ESP-Ed™ consumer IOT product, and issue the developer SDK in 8-12 months.

The above are strictly our current targets and actual results may vary significantly. We may elect to delay launch of any product, increase focus on another project, cease pursuing certain projects listed, or focus working on new projects not listed here. Additionally, many events outside of our control could cause us to not meet or otherwise alter the above milestone goals. As we have not launched any products to date, we are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates it may raise additional capital following this offering through other offerings exempt under the Securities Act.

Previous Offerings of Securities

The Company has not conducted any exempt security offerings in the last three years.


TRANSACTIONS WITH RELATED PERSONS


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Each of our listed officers receiving compensation has an agreement with the Company, approved by the Board, for his/her compensation.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://blockframetech.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

The Company previously failed to timely file its annual report for 2024 which was due which was due on or before 120 days from the end of the Company's last fiscal year (April 30, 2025). The Company filed this report on May 23, 2025, and is now in compliance with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: http://investinblockframe.com.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by investors prior to purchasing Securities:

Exhibit B	Articles of Incorporation and amendments*
Exhibit C	Bylaws and amendments*
Exhibit D	Subscription Agreement*
Exhibit E	Audited Financial Statements
Exhibit F	Bank of Colorado Loan Agreement*

Exhibit G	SBA Loan Agreement*
Exhibit H	Christopher Gorog Loan Agreement*
Exhibit I	Contract with Intermediary*
Exhibit J	Escrow Agreement*

* Previously filed with the Company's initial Form C filing on November 15, 2024 and incorporated herein by reference.